UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 24, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Danson* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
1
Sibanye Gold Limited
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE

Sibanye appoints chief Operating Officer (“COO”) for the United States (“US”) Region

Westonaria, 24 July 2017: Sibanye (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce the appointment of Ken Kluksdahl as Chief Operating Officer: US Region. Ken, who originally hails from Montana, will play an integral part of the US Regional executive led by Chris Bateman.
Ken has over 30 years’ experience in operational mining roles at a number of global mining companies including Homestake Mining, Rio Tinto and more recently, AngloGold Ashanti. Ken served as SVP: Projects for AngloGold Ashanti, North America between 2010 and 2011 and then, prior to joining Sibanye, for six years as AngloGold Ashanti SVP: Colombia.
”We welcome Ken to Sibanye’s US Region executive team and look forward to his contribution. Ken brings a wealth of knowledge in strategic operational leadership, project management and continuous improvement and I am confident that he will ensure continued gains in productivity at the Stillwater
Operations,” Chris Bateman, Sibanye Executive Vice President: US Region said.
ENDS
Contact:
James Wellsted
SVP Investor Relations
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Forward-looking Statements
This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”,
“estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 24, 2017
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial Officer